Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 goodwinlaw.com +1 617 570 1000

February 4, 2022

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F. Street, N.E.
Washington, D.C. 20549
Attention: Dillon Hagius, Tim Buchmiller, Tracey Houser and Angela Connell

Re:	Prime Medicine, Inc.
Draft Registration Statement on Form S-1
Submitted December 20, 2021
No. 0001894562
Dear Ladies and Gentlemen:
This letter is confidentially submitted on behalf of Prime Medicine, Inc. (the “Company”), in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Draft Registration Statement on Form S-1, originally confidentially submitted on December 20, 2021 and resubmitted on January 12, 2022 (the “Draft Registration Statement”), as set forth in the Staff’s letter, dated January 18, 2022, addressed to Keith Gottesdiener, M.D. (the “Comment Letter”). The Company is concurrently confidentially submitting Amendment No. 2 to the Draft Registration Statement (“Amendment No. 2”), which includes changes to reflect responses to the Staff’s comments and other updates.
For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Draft Registration Statement, and page references in the responses refer to Amendment No. 2. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in Amendment No. 2.
Draft Registration Statement on Form S-1
Our Prime Editing Platform, page 1
1.    In an appropriate location in your prospectus, please briefly provide support for your disclosure that your Prime Editing technology is capable of repairing approximately 90 percent of known disease-causing mutations across many organisms, organs and cell types, or revise this claim as appropriate.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on pages 1, 117 and 132 of Amendment No. 2 to provide support for its statement that it believes that its Prime Editing technology is capable of repairing 90 percent of known disease-causing mutations and to provide balancing disclosure as discussed below.

Given that you are in the research stage for most of your targeted indications in humans, please balance this disclosure with any known problems in editing genes that cause human disease in various tissue types. As one example only, we note your disclosure on page 143 that in the second most common form of CGD, the NCF1 gene location is complex. If the location of the gene in the chromosome and/or its complex location could impact your ability to edit a targeted gene please make that clear and provide other balancing disclosure as appropriate as to the 90 percent claim.
RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on pages 1 and 117 to clarify that Prime Editing is a novel technology that is not yet clinically validated for human therapeutic use. The Company further respectfully advises the Staff that it has disclosed risks related to editing genes on page 20. The Company respectfully advises the Staff that, in the second most common form of CGD, the location of the NCF1 gene in the chromosome does not impact the ability of Prime Editing to edit this target gene. There are six non-functioning, identical copies of the NCF1 gene in CGD, and correction of any one of these six genes repairs the defect, which gives the Company a high chance of being able to correct the genetic defect.
We also note your disclosure that a significant portion of your studies to date have been in vitro or ex vivo, if cautionary disclosure about this claim for in vivo gene editing is warranted, please include appropriate balancing disclosure.
RESPONSE: The Company respectfully advises the Staff that it has revised its disclosure on pages 5, 119 and 147 of Amendment No. 2 in response to the Staff’s comment.

2.    Please balance your disclosure that your Prime Editing technology has broad therapeutic applications and is capable of repairing approximately 90 percent of known disease causing mutations across many organisms, organs and cell types with disclosure regarding the potential impact of the march-in-license under the Broad License Agreement that is described on page 166.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on page 45 of Amendment No. 2 in response to the Staff’s comment to balance its disclosure. The Company respectfully advises the Staff that it does not believe the potential impact of the march-in-license under the Broad License Agreement to be material. For context, it is estimated that there are more than 1,000 to almost 5,000 individual rare genetic diseases, each of which contains multiple pathogenic mutations. Broad Institute’s march-in rights refer to individual diseases and, given the large number of diseases and pathogenic mutations within each disease, if Broad Institute exercised their march-in right with respect to an individual disease, it would not have a material, if any, effect on the Company’s belief that Prime Editing technology has the potential for repairing approximately 90 percent of known disease-causing mutations across many organisms, organs and cell types.
Prospectus Summary
Overview, page 1
3.    Please remove the statement that your Prime Editing Technology is “effective.” Efficacy determinations are in the exclusive purview of the FDA or other regulators. In this regard, we note your statements on page 20 that “[g]ene editing, including platforms such as Prime Editing, is a novel technology that is not yet clinically validated for human therapeutic use” and that “[t]he approach we are taking to discover and develop novel therapeutics is unproven and may never lead to marketable products.” Ensure that similar efficacy language, which we note is present throughout the filing, is also removed.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure throughout Amendment No. 2 in response to the Staff’s comment.

4.    You state that Prime Editing is your “versatile, precise” and “broad next generation gene editing technology.” Please clarify that this is your belief and provide balancing language that gene editing, including your Prime Editing platform, is a novel technology that has not been FDA approved for any indication. We note risk factor disclosures to this effect on pages 20 and 25.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on pages 1, 89, 117 and 128 of Amendment No. 2 in response to the Staff’s comment.

5.    We note your disclosure on this page that your Prime Editing technology is “proprietary.” Please provide balancing disclosure that you do not currently own any issued patents. We note your risk factor disclosure to this effect on pages 45 and 47.

RESPONSE: The Company respectfully advises the Staff that it has disclosed on page 184 of Amendment No. 2 that the Company does not currently own or in-license any issued patents and that it cannot be sure that patents will be issued with respect to any patent applications the Company has licensed or filed or may license or file in the future.

6.    With regard to your disclosure that Prime Medicine was co-founded by David Liu, Ph.D., please also disclose that Dr. Liu will not be an officer or director of your company and will work in the capacity as a consultant to your company and will retain his positions and affiliations with the Broad Institute, Harvard University and the Howard Hughes Medical Institute.

RESPONSE: The Company respectfully advises the Staff that it disclosed that, following the offering, Dr. Liu will continue to serve on the Company’s Scientific Advisory Board and as a consultant and will retain his positions and affiliations with the Broad Institute, Harvard University and the Howard Hughes Medical Institute on page 69 of Amendment No. 2. With regard to whether Dr. Liu will or will not be an officer or director of the Company, the Company respectfully advises the Staff that it is not able to make those commitments on behalf of Dr. Liu at this time. The Company further advises the Staff that Dr. Liu is not included in or referred to as a director or officer in Amendment No. 2 and is not included in the “Management” section of Amendment No. 2.

Please also briefly indicate Dr. Liu’s involvement with other gene editing companies, including Editas Medicine, Inc. and Beam Therapeutics, Inc., and the potential for conflicts of interest.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on page 120 of Amendment No. 2 in response to the Staff’s comment. The Company respectfully advises the Staff that Dr. Liu has informed the Company that he no longer has any commitments or involvement with Editas Medicine, Inc. and the Company has removed all references to Dr. Liu’s involvement with Editas from Amendment No. 2.

We also note your disclosure that if nuclease gene editing approaches are “scissors” for the genome, and base editors are “pencils,” erasing and rewriting a subset of single letters in the gene, then Prime Editing is a “word processor.” To the extent there may be future improvements or enhancements to Prime Editing, or next-generation gene editing technologies, developed by Dr. Liu or his group at the Broad Institute, Harvard or HHMI, please caution investors, if true, that the related intellectual property rights may not necessarily be assigned to your company and would have to be negotiated for under the Broad Option Agreement which may expire in November 2022 and is also subject to the policies and regulations of certain institutions and certain agreements between Dr. Liu and certain third parties, including Editas Medicine and Beam Therapeutics, and may not be available on commercially reasonable terms or at all.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on page 120 of Amendment No. 2 in response to the Staff’s comment. The Company respectfully advises the Staff that Dr. Liu has informed the Company that he no longer has any commitments or involvement with Editas Medicine, Inc. and the Company has removed all references to Dr. Liu’s involvement with Editas from Amendment No. 2.

In this regard, we also note your disclosure under “Engineered pegRNAs” on page 134 that Dr. Liu’s laboratory at the Broad Institute has recently developed engineered pegRNAs that can improve Prime Editing efficiency by 3-fold or more in multiple human cell types and is an enhancement that is now being incorporated into your research activities. In an appropriate location, please disclose whether you have exclusively inlicensed the intellectual property rights to the epegRNAs and include risk factor disclosure, if appropriate.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on page 184 and 185 of Amendment No. 2 in response to the Staff’s comment.

Our strategy, page 4
7.    We note your disclosure on this page and on page 118 that you intend to de-risk your Prime Editing platform. Please explain what you mean by de-risk. It is not appropriate to convey that your candidates are without development risk. If necessary, please revise this language.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and has revised the disclosures on pages 4 and 122 of Amendment No. 2 in response to the Staff’s comment.

Pipeline Table, page 5
8.    Include all clinical stages that must be completed before commercialization (i.e., add columns for Phases 1, 2 and 3).

RESPONSE: The Company respectfully advises the Staff that it has revised the pipeline table on pages 5, 119 and 147 of Amendment No. 2 in response to the Staff’s comment.

9.    Please explain what is involved in “lead optimization” and why you believe this is a separate and distinct development phase, as opposed to part of the discovery phases. While we will consider your response, we do not currently believe that the lead optimization is distinct from the discovery phase and should thus be depicted under the discovery column. A textual discussion of the program is likely a more appropriate place to make distinctions regarding different segments within a particular phase.

RESPONSE: The Company respectfully advises the Staff that it has revised the pipeline table on pages 5, 119 and 147 of Amendment No. 2 to remove the separate column for “Lead Optimization” and to refer to all preclinical phases as the “Discovery” phase. The Company further advises the Staff that it has revised the length of the arrows for each of its programs accordingly to show its stage of progression in the “Discovery” phase. Unlike the streamlined “Discovery” phase for small molecule drugs, the “Discovery” phase for gene editing products and technologies can be a lengthy process with many sub-stages. As such, the Company believes it is important to depict the specific progress of each program on its pipeline, rather than depicting each program as either at the beginning, halfway through or at the end of the “Discovery” phase.

10.    We note the pipeline table has seven “undisclosed” indications that are only discussed briefly in the business section on pages 153 (two hearing loss indications) and 160 (three neuromuscular indications, a muscular dystrophy indication, and a progressive lung disease indication). To the extent these are material programs, disclose the specific targets and provide more fulsome descriptions of these programs. Otherwise, please remove them from the table or explain the basis for your belief that they are material and should be included in your pipeline table.

RESPONSE: The Company respectfully advises the Staff that it has revised the pipeline table on pages 5, 119 and 147 of Amendment No. 2 to disclose the previously undisclosed indications and revised the disclosure on pages 158-160 and 170-172 of Amendment No. 2 to describe such indications. The Company believes these indications are important to include in its pipeline table because they support the potential breadth and versatility of Prime Editing technology. The Company believes the strength of Prime Editing technology is its potential ability to address a broad range of indications and considers these programs taken together as material.

Summary Financial Data, page 13
11.    Please revise your calculation of pro forma weighted-average common shares outstanding to reflect the conversion of preferred stock outstanding at each period end. In this respect, it appears that your calculation of weighted-average common shares outstanding as of December 31, 2020 includes the conversion of preferred shares that were not yet issued.

RESPONSE: The Company respectfully advises the Staff that it has revised its disclosure on pages 13 and 14 of Amendment No. 2 to reflect pro forma earnings per share and pro forma weighted-average shares outstanding as of December 31, 2021, the most recent financial statement period presented in Amendment No. 2, which includes all preferred stock issued as of the period end date.

Supplementally, the Company respectfully advises the Staff in response to its comment that based on the minutes of the March 24, 2021 SEC Regulations Committee meeting, the Company believes that the inclusion of the conversion of all outstanding shares of convertible preferred stock was appropriate in determining pro forma weighted-average shares outstanding as of December 31, 2020 based on the fact that all shares of preferred stock are expected to automatically convert to common stock upon consummation of the Company’s initial public offering.

Risk Factors, page 15
12.    We note your disclosure on page 207 that the administrator of the 2022 Plan is specifically authorized to exercise its discretion to reduce the exercise price of outstanding stock options and stock appreciation rights or effect the repricing of such awards through cancellation and re-grants without stockholder consent. Please include appropriate risk factor disclosure, including whether proxy advisory firms could find such repricing without stockholder approval contrary to a performance-based pay philosophy.

RESPONSE: The Company respectfully advises the Staff that it has determined that the administrator of the 2022 Plan will not be able to reduce the exercise price of outstanding stock options and stock appreciation rights or effect the repricing of such awards through cancellation and re-grants without stockholder consent and has revised the disclosure on page 222 of Amendment No. 2 accordingly.

Our rights to develop and commercialize our Prime Editing platform technology and product candidates are subject to the terms..., page 45
13.    Please revise to identify the product candidates that are or may be subject to march-in rights.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on page 45 of Amendment No. 2 in response to the Staff’s comment.

We are an “emerging growth company”..., page 74
14.    We note your disclosure that you have irrevocably elected not to avail yourselves of the extended transition period for complying with new or revised accounting standards, which is inconsistent with the disclosures you have provided on the cover sheet and pages 10 and 113. Please revise your disclosures to remedy this inconsistency.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 74 of Amendment No. 2 in response to the Staff’s comment.

Use of Proceeds, page 82
15.    We note your disclosure that you intend to use the proceeds from the offering to achieve “preclinical proof-of-concept in several programs.” Please identify these programs. To the extent that you plan to use a material portion of the proceeds to fund the development of a specific pipeline candidate, please separately quantify the amounts you expect to allocate to each product candidate and specify how far in the clinical development for each of these product candidates you expect to reach with the proceeds of this offering.

RESPONSE: The Company respectfully advises the Staff that, once it has an estimated offering size, it will revise its disclosure on the use of proceeds from the offering and will more specifically identify its use of proceeds, which may include allocation to specific programs and/or product candidates, if applicable, that it expects that it will be able to advance using the proceeds from the offering. The Company respectfully advises the Staff that, at the Company’s current stage of preclinical development, a large proportion of its activities are cross-program (e.g. development of manufacturing, animal experiments) and generally are not allocated to specific programs or product candidates, unlike a company in the clinical development stage. However, the Company will provide details on some key programs and outline how far in development it expects to progress these programs.

Dilution, page 86
16.    We note that your calculations of historical and pro forma net tangible book (deficit) per share assumes 100, 768, 255 shares of common stock outstanding as of September 30, 2021. Please tell us how you determined to include any unvested restricted shares in this calculation given that such shares are not included in your calculation of basic and diluted earnings per share. Expand your disclosures to clarify the number of shares used in the calculation. Refer to ASC 260-10-45-13.

RESPONSE: The Company respectfully advises the Staff that it has revised its calculation of historical and pro forma net tangible book (deficit) per share to exclude the unvested restricted shares and its disclosure on page 86 of Amendment No. 2 in response to the Staff’s comment.

Management's Discussion and Analysis of Financial Condition and Results of Operations Critical Accounting Policies and Significant Judgments and Estimates Stock-Based Compensation Expense, page 109
17.    Please expand your disclosures regarding your estimated enterprise value to provide the specific valuation methods under the market approach used, along with the corresponding material estimates and assumptions used in each method to estimate the enterprise value that is being allocated to your various equity instruments.

RESPONSE: The Company respectfully advises the Staff that it has revised its disclosure on pages 111 and 112 of Amendment No. 2 in response to the Staff’s comment.

18.    Please expand the table included on page 111 to include all equity-based grants for fiscal year 2020.

RESPONSE: The Company respectfully advises the Staff that it has revised its disclosure on page 112 of Amendment No. 2 in response to the Staff’s comment.

Business
Overview, page 114
19.    Please qualify your statement on this page and other locations that “Prime Editing has been extensively validated with over 50 papers published in primary scientific literature” by indicating, as you disclose on page 20, that “[g]ene editing, including platforms such as Prime Editing, is a novel technology that is not yet clinically validated for human therapeutic use.” We also note your disclosure here that “more than 1,500 laboratories have requested the reagents to perform Prime Editing in their laboratories.” Please clarify what type of validation this is intended to convey to investors and clarify if distributing your reagents could allow competitors to reverse-engineer or improve your technology in ways that could circumvent your intellectual property.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on pages 117, 125 and 137 of Amendment No. 2 to clarify that Prime Editing has not been validated in clinical studies but only in vitro and in animal studies. The Company respectfully advises the Staff that it believes the wide publication on Prime Editing and the extensive requests for reagents reflect excitement and interest from the gene editing community about the potential of Prime Editing technology to address genetic disease. The Company does not believe this further disclosure would be helpful additional information to investors.

In response to the Staff’s comment regarding whether distributing reagents could allow competitors to reverse-engineer or improve the Company’s technology in ways that could circumvent its intellectual property, the Company respectfully advises the Staff that Prime Editing technology has been extensively published and that the reagents provided to the laboratories do not provide any additional information that was not already publicly available through the scientific literature. Although laboratories could improve the Prime Editing technology, the Company believes it would continue to retain the intellectual property. As such, the Company does not believe that any additional clarification would be helpful to investors.

20.    You note that Prime Editing was “[f]irst described in a Nature publication in December 2019[.]” Please clarify whether this publication specifically concerned any of your current product candidates. We also understand that there was a publication in the science journal Cell in October 2021 co-authored by one of your founders which indicated that while prime editing enables precise sequence changes in DNA, cellular determinants of prime editing remain poorly understood and that DNA mismatch repair (MMR) impedes prime editing and promotes undesired indels and that new prime editing systems were recently developed in an attempt to overcome these limitations. Please update your disclosure for the findings in this publication that would be material to investors.

RESPONSE: The Company respectfully advises the Staff that the Nature publication in December 2019 did not disclose any pegRNA, ngRNA or Prime Editor protein sequences that are used in our current programs.

With regard to the Cell publication in October 2021, the Company respectfully advises the Staff that the Company has recently developed new Prime Editing systems to overcome limitations such as MMR. The Company respectfully advises the Staff that such developments are disclosed on page 139 of Amendment No. 2. The Company further advises the Staff that the Company has also used additional approaches to overcome the limitations described in the Cell publication, including extensive screening methods to find highly efficient Prime Editors and the use of the dual-flap technology, which are described on pages 138-141 of Amendment No. 2.

Our Prime Editing Platform, page 122
21.    We note the table on page 124, which contains head-to-head comparisons between Prime Editing and three other methods of gene editing. Please disclose the sources for these comparisons. For instance, did you conduct your own head-to-head study or are you relying on a third-party comparison? If these methods have not been directly compared and studied, please remove this table.

RESPONSE: The Company respectfully advises the Staff that it has revised its disclosure to move the table to page 127 of Amendment No. 2 and clarify the table is not intended to be a head-to-head comparison between Prime Editing and other methods of gene editing, but rather, to factually describe the features of four methodologies used in gene therapy and gene editing based on publicly available information. The table is not intended to represent head-to-head comparison experiments between each methodology, nor does it attempt to make claims regarding the superiority of any one technique over any other. These methodologies and their features have been extensively characterized in the scientific literature by numerous independent studies. This information, along with the Company’s own data, form the basis for these assessments.

The Company respectfully advises the Staff that head-to-head comparison studies are not necessary to support these assessments and would be highly unusual in many cases. For example, one cannot design a base editor to correct a deletion mutation, so there is no value in conducting a head-to-head comparison experiment with one of the other methodologies—the fact that base editors do not correct deletion mutations is well-established in the field, and there are no examples of base editors making such a correction. Similarly, the Company respectfully advises the Staff that it is a factual statement to say that non-targeted gene delivery strategies such as lentiviral gene therapy cannot be easily programmed to target a specific genomic location—no head-to-head comparison is required to make this statement. The Company does not make any statements asserting that direct comparison experiments have been performed, rather it has provided an independent assessment, supported by experimental data from scientific literature, for each methodology.

The Company respectfully advises the Staff that it believes that the table on page 127 is important to provide to investors since the field of gene editing is rapidly changing and it can be difficult for investors to assess the different characteristics of the various gene editing methodologies.

22.    Please remove the “effectiveness” section of the table on page 124. As Prime Editing has not been FDA approved - nor does it appear that any of the gene editing methodologies mentioned in this table have been FDA approved - the inclusion of this section is not appropriate.

RESPONSE: The Company respectfully advises the Staff that it has revised the table on page 127 of Amendment No. 2 in response to the Staff’s comment.

Our License and Collaboration Agreements
Strategic relationship with Beam Therapeutics, page 161
23.    Please revise the description of the Beam Collaboration Agreement to:
●    disclose the maximum aggregate milestones you may receive under the agreement for both protected and collaboration products;
●    narrow the disclosure of the sales royalty provision range to a range that does not exceed ten percentage points; and
●    state when the royalty provisions expire.
As it concerns the aggregate milestones, we do not believe your use of the terms “low-eight figures,” “mid-eight figures,” or “high-eight figures” is sufficient, and, as it concerns the royalty range, we do not believe your reference to a “low-double-digit” royalty narrowed the range to 10 percentage points.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on pages 93, 107, 175 and F-40 of Amendment No. 2 to disclose the maximum aggregate milestones the Company may receive under the Beam Collaboration Agreement for both protected and collaboration products and to narrow the disclosure of the sale royalty provision range to a range that does not exceed ten percentage points.

The Company respectfully advises the Staff that the expiration of the royalty provisions of the Beam Collaboration Agreement are disclosed on page 177 of Amendment No. 2.

24.    Please provide more specific disclosure about the material terms of the collaboration with Beam as it concerns the Sickle Cell product that is listed on your pipeline table. This disclosure should:
●    quantify milestone payments received to date;
●    narrow the disclosure of the sales royalty provision range to a range that does not exceed ten percentage points; and
●    state when the royalty provisions expire.

RESPONSE: The Company respectfully advises the Staff that it has not received any milestone payments related to the Sickle Cell product to date. The Company respectfully advises the Staff that it has revised the disclosure on page 175 and F-40 of Amendment No. 2 to explain the current status of the Sickle Cell product under the Beam Collaboration Agreement and to narrow the disclosure of the sales royalty provision range to a range that does not exceed ten percentage points.

The Company respectfully advises the Staff that the expiration of the royalty provisions of the Beam Collaboration Agreement are disclosed on page 177 of Amendment No. 2.

License agreement with The Broad Institute, page 164
25.    Please revise the description of the Broad Institute License Agreement to disclose:
●    the maximum aggregate milestones you may receive under the agreement for both protected and collaboration products;
●    the expected expiry of the last-to-expire ending patent application licensed under the agreement; and
●    when the royalty provisions expire.
As it concerns the aggregate milestones, we do not believe your use of the terms “low-eight figures” or “mid-eight figures” is sufficient.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on pages 107, 120, 180 and F-38 of Amendment No. 2 to disclose the maximum aggregate milestones the Company may receive under the Broad License Agreement for both protected and collaboration products and to disclose when the royalty provisions expire.

The Company respectfully advises the Staff that the expiration of the royalty provisions of the Broad License Agreement are disclosed on page 180 of Amendment No. 2.

Option Agreement with Broad Institute, page 167
26.    Please file your option agreement with Broad Institute as an exhibit pursuant to Item 601(b)(10) of Regulation S-K or tell us why you do not believe you are required to file this agreement.

RESPONSE: The Company respectfully advises the Staff that it does not believe its option agreement with Broad Institute (the “Broad Option Agreement”) is a material contract under Item 601(b)(10) of Regulation S-K. The Company’s consideration of Item 601(b)(10) of Regulation S-K is summarized below.
Background
Item 601(b)(10)(i) of Regulation S-K defines a “material contract” as a contract made outside of the ordinary course of business which is material to the registrant. Item 601(b)(10)(ii) of Regulation S-K states that “[I]f the contract is such as ordinarily accompanies the kind of business conducted by the registrant and its subsidiaries, it will be deemed to have been made in the ordinary course of business and need not be filed unless it falls within one or more of the following categories, in which case it shall be filed except where immaterial in amount or significance.”

Subsection (B) of Item 601(b)(10)(ii) states that a contract entered into in the ordinary course of business would be a “material contract” if such contract is a “contract upon which the registrant’s business is substantially dependent, as in the case of continuing contracts to sell the major part of registrant’s products or services or to purchase the major part of registrant’s requirements of goods, services or raw materials or any franchise or license or other agreement to use a patent, formula, trade secret, process or trade name upon which registrant’s business depends to a material extent.”

Contracts Not Made Outside of the Ordinary Course of Business
The Company respectfully advises the Staff that the Broad Option Agreement was not entered into outside the ordinary course of business. As described in the Draft Registration Statement, the Company is a biotechnology company developing next generation gene editing technology. As such, it routinely enters into license agreements from time to time in order to secure certain intellectual property rights necessary or advisable for the identification and development of potential product candidates. Such license agreements ordinarily accompany the business of identifying and developing biotechnologies and may include options to negotiate amendments to such agreements, or if such option is not included in a license agreement, it may be negotiated as a freestanding agreement. Accordingly, the Company respectfully advises the Staff that it does not consider the Broad Option Agreement to satisfy the definition of a “material contract” under Item 601(b)(10)(i) of Regulation S-K.
The Company’s Business is not Substantially Dependent on the Broad Option Agreement
The Company respectfully advises the Staff that it is not substantially dependent on the Broad Option Agreement for the following reasons.

●
Option agreement only. The Broad Option Agreement grants the Company (1) an option to negotiate an amendment to the Broad License Agreement to add certain Broad patent rights to the license granted to the Company thereunder and (2) a limited, non-exclusive license under the new patent rights solely for research purposes to evaluate whether to exercise such option. While the Broad License Agreement is a material agreement and the Company has filed such agreement as an exhibit, the Company has not exercised its option under the Broad Option Agreement, and even if the Company does exercise such option, the new patent rights to be added to the Broad License Agreement would be supplemental to the patent rights already licensed to the Company pursuant to the Broad License Agreement. The Company also respectfully advises the Staff that the Broad Option Agreement expires in November 2022, unless it agrees with the Broad Institute in writing to extend such expiration date.

●
Early stages of development. Any of the potential product candidates relating to patent rights associated with the Broad Option Agreement is in early stages of development. As is typical of drug development, whether or not these product candidates reach preclinical studies, early-stage clinical trials, late-stage clinical trials, regulatory approval or commercialization is uncertain. As these product candidates may never be developed and are highly speculative, the Company believes that it is not dependent on the patent rights associated with the Broad Option Agreement in the near term.

Accordingly, the Company does not consider the Broad Option Agreement to be a contract on which its “business is substantially dependent, as in the case of continuing contracts to sell the major part of registrant’s products or services or to purchase the major part of registrant’s requirements of goods, services or raw materials…”
Description of the Broad Option Agreement Included Notwithstanding Item 601(b)(10) Test
The Company respectfully advises the Staff that, notwithstanding its consideration of the Item 601(b)(10) “material contract” test, it did consider whether additional disclosure concerning the nature and material terms of the Broad Option Agreement would benefit investors in making an informed investment decision concerning the Company. Although the Company concluded that it was not “substantially dependent” on the Broad Option Agreement for the reasons described above, it did elect to provide disclosure of the Broad Option Agreement, including the material terms of this agreement, in the Draft Registration Statement in order to enable investors to form a better view of the Company and its business as a whole, including the Broad License Agreement to which it relates. The Company respectfully advises the Staff that it does not believe filing the Broad Option Agreement as an exhibit would provide meaningful information to investors beyond that which has already been summarized in the Draft Registration Statement.
The Company will Re-Consider the Applicability of Item 601(b)(10) in Future Periods
Finally, the Company respectfully advises the Staff that it will continue to evaluate in future periods whether the Broad Option Agreement rises to the level of substantial dependence or otherwise falls within the definition of a “material contract” under Item 601(b)(10) of Regulation S-K. For example, an agreement might be considered a “material contract” within the meaning of Item 601(b)(10) in the event one or more product candidates that relates to the agreement is progressed into clinical development.
Pledge to the Broad Institute and Harvard University, page 168
27.    If there is a written agreement underlying the Pledge to donate $5,000,000 to Broad Institute and Harvard University annually for 14 years, please file it as an exhibit pursuant to Item 601(b)(10) of Regulation S-K or tell us why you do not believe you are required to file this agreement.

RESPONSE: The Company respectfully advises the Staff that it does not believe its Pledge to donate $5,000,000 to Broad Institute and Harvard University annually for 14 years (the “Pledge”) is a material contract under Item 601(b)(10) of Regulation S-K. The Company’s consideration of Item 601(b)(10) of Regulation S-K is summarized below.
Background
Item 601(b)(10)(i)(A) of Regulation S-K states that “Every contract not made in the ordinary course of business that is material to the registrant and is to be performed in whole or in part at or after the filing of the registration statement or report. In addition, for newly reporting registrants, every contract not made in the ordinary course of business that is material to the registrant and that was entered into not more than two years before the date on which such registrant: (1) First files a registration statement or report; or (2) Completes a transaction that had the effect of causing it to cease being a public shell company.”
The Pledge is Not Material to the Company
Although the Pledge was not made in the ordinary course of business, the Company respectfully advises the Staff that it does not consider the Pledge material to the Company under Item 601(b)(10)(i) of Regulation S-K. While the potential aggregate amount under the Pledge could total $70 million, the Company can terminate the Pledge at its discretion (subject to providing one year of funding from the date of termination). In addition, the Company respectfully advises the Staff that it has disclosed on page 182 of Amendment No. 2 that it will evaluate and approve the Pledge annually. There is no guarantee that the Company will pay any funding (subject to providing one year of funding from the date of termination). Accordingly, the Company does not consider the Pledge to be a material contract under Item 601(b)(10) of Regulation S-K.
Description of the Pledge Included Notwithstanding Item 601(b)(10) Test
The Company respectfully advises the Staff that, notwithstanding its consideration of the Item 601(b)(10) “material contract” test, it did consider whether additional disclosure concerning the nature and material terms of the Pledge would benefit investors in making an informed investment decision concerning the Company. Although the Company concluded that the Pledge is not material to the Company for the reasons described above, it did elect to provide disclosure of the Pledge, including the material terms of this agreement, in the Draft Registration Statement in order to enable investors to form a better view of the Company and its business as a whole. The Company respectfully advises the Staff that it does not believe filing the Pledge as an exhibit would provide meaningful information to investors beyond that which has already been summarized in the Draft Registration Statement.

Facilities, page 190
28.    We note that you lease three different properties. Please file your lease agreements as exhibits pursuant to Item 601(b)(10) of Regulation S-K or tell us why you do not believe you are required to file them.

RESPONSE: The Company respectfully advises the Staff that it has filed the lease for its principal executive offices located at 21 Erie Street, Cambridge, MA 02139 as Exhibit 10.17. With regard to its leases at 38 Sidney Street, Cambridge MA 02139 and 64 Sidney Street, Cambridge MA 02139, the Company acknowledges the Staff’s comments, but respectfully advises the Staff that the Company believes that the lease agreements for these properties need not be filed as an exhibit to the Registration Statement because such lease agreements do not constitute a “material contract,” in particular a “material lease” that would be required to be filed pursuant to Item 601(b)(10)(ii)(D) of Regulation S-K. The property at 38 Sidney Street is for office space only and the lease for 64 Sidney Street does not begin until April 2022. The Company also believes that, if it could not use any such office space or laboratory, it would be able to find adequate replacement space on broadly similar commercial terms and without causing material disruption to its business. The Company will continue to evaluate any new leases for materiality and, if the Company enters into a material lease agreement, the Company will file a copy of the lease and disclose the material terms of the relevant agreement as required under Item 601(b)(10)(ii)(D) of Regulation S-K.

Management, page 191
29.    Please identify and provide disclosure regarding any significant employees who are not executive officers but who have made or are expected to make significant contributions to the business of the company. For example, we note your disclosure regarding Dr. Andrew Anzalone on page 116 but do not see disclosure in accordance with Item 401(c) of Regulation S-K.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on pages 206-207 of Amendment No. 2 to add Dr. Andrew Anzalone as a significant employee in response to the Staff’s comment.

30.    We note your disclosure on page 212 that Dr. Liu will serve as Chairman of your Scientific Advisory Board. In an appropriate location in your prospectus, please identify any other members of your advisory board and describe the role or function of the scientific advisory board and whether there are any rules or procedures governing such board.

RESPONSE: The Company respectfully advises the Staff that it has added the disclosure on page 121 of Amendment No. 2 to identify the members of its Scientific Advisory Board and explain its role and function.

Non-Employee Directors, page 192
31.    Please clarify that John Evans is serving as a director pursuant to the Beam Collaboration Agreement, which we note you disclose on page 163. Review Item 401(a) of Regulation S-K.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on page 207 of Amendment No. 2 in response to the Staff’s comment.

Executive Compensation, page 200
32.    Please file the Employment Agreement and the Employee Confidentiality, Assignment and Nonsolicitation Agreement with Andrew V. Anzalone as exhibits pursuant to Item 601(b)(10) of Regulation S-K or tell us why you do not believe you are required to file them.

RESPONSE: The Company respectfully advises the Staff that because Andrew V. Anzalone is a significant employee but not a director or named executive officer of the company and because neither the Employment Agreement and the Employee Confidentiality, Assignment and Nonsolicitation Agreement with Andrew V. Anzalone is a compensatory plan, contract or arrangement adopted without the approval of security holders pursuant to which equity may be awarded, the Company does not believe it is required to file such agreements pursuant to 601(b)(10)(iii)(A) or 601(b)(10)(iii)(B).

Policies for Approval of Related Party Transactions, page 213
33.    Please disclose the standards that will be applied in determining whether to approve any of the transactions described in this section. Refer to Item 404(b)(1)(ii) of Regulation SK.

RESPONSE: The Company respectfully acknowledges the Staff’s comment, and, in response to the Staff’s comment, has revised the disclosure on page 231 of Amendment No. 2.

2. Summary of Significant Accounting Policies, page F-11
34.    Please revise your Summary of Significant Accounting Policies to describe your accounting policy for research and development expenses, including the type of costs included in this line item and when costs are accrued and/or recognized. In this respect, we note that your current disclosures only describe your accounting policy for acquired IPR&D. Refer to ASC 730-10-25-2 and ASC 730-20-35-1 for guidance.

RESPONSE: The Company respectfully advises the Staff that it has revised its disclosure on page F-10 of Amendment No. 2 in response to the Staff’s comment.

11. License and Collaboration Agreements
Related Party Beam Collaboration Agreement, page F-40
35.    You disclose that there is no variable consideration under the Beam Collaboration Agreement despite your assertion that you are entitled to receive development payments from Beam on Beams' development of licensed products. You also disclose that upon Beam's opt in, which appears to have occurred in September 2020, you are entitled to development, regulatory and sales milestones as well as royalties. Please explain how you determined that such potential milestone payments are not considered variable consideration under the agreement. Please also disclose how you are accounting for any sales-based milestones and royalties.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on pages F-40 of Amendment No. 2 to clarify the disclosure related to the Beam Option.

Supplementally, the Company respectfully advises the Staff that Beam’s opt in, which occurred in September 2020, related to the Company transferring control of the license to Beam. The Company recognized the transaction price of $5.2 million for the year ended December 31, 2020, when control of the license transferred to Beam.

As disclosed in Amendment No. 2, upon the occurrence of an IND filing for a product, Beam has the option to designate up to a mid-single digit number of licensed products for which the Company is not permitted to exercise the profit share right (the “Beam Option”). Under the Beam Collaboration Agreement, a licensed product for which the Company has not exercised its profit share option (described below) or for which Beam has exercised the Beam Option is referred to as a “protected product.” Unless the Company exercises its profit sharing option for a licensed product, Beam must exercise its option within 30 days following the filing of an IND for such product. Beam is solely responsible for the development and commercialization of licensed products. If Beam exercises its option for a protected product, Beam will owe the Company a payment of $5.0 million if the product is developed for non-sickle cell disease or $10.0 million if the product is developed for sickle cell disease.

If Beam does not exercise its protected product option, the Company may exercise its right to elect to share equally with Beam in the costs, profits and losses in the United States for Beam’s licensed products (“collaboration product”). Once the Company exercises its collaboration product option, the Company will have the option to co-promote the product by informing Beam at least one year prior to the expected filing of an NDA with respect to the collaboration product.

Upon the exercise of a protected product, the Company would be entitled to development, regulatory and sales milestones as well as royalties. For clarity, the protected product option and the Company’s right to elect collaboration products is separate from the opt in that occurred in September 2020.

The Company considered ASC 606-10-55-41 through 55-43 when assessing the accounting for the protected product option or the collaboration product option. The Company evaluated whether these options in the Beam Collaboration Agreement represented material rights that would give rise to a performance obligation and concluded that none of the protected product or collaboration product options convey a material right to Beam and therefore are not considered separate performance obligations within the Beam Collaboration Agreement. The Company will account for the protected product right, if exercised, as described in Topic 606. This includes the assessment of variable consideration associated with the development, regulatory and sales milestones as well as the royalties. The Company will assess its accounting for a collaboration product at the time it exercises its right to elect a collaboration product. There have been no protected product or collaboration products to date.

15. Subsequent Events, page F-45
36.    Please expand your disclosures for the grant of performance-based options to list the three separate milestones that need to be met for vesting, including whether it was probable that the milestones would be met.

RESPONSE: The Company respectfully advises the Staff that it has revised its disclosure on page F-47 of Amendment No. 2 in response to the Staff’s comment.

General
37.    Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

RESPONSE: The Company respectfully advises the Staff that it will provide the Staff, on a confidential basis under separate cover, copies of all written communications presented to potential investors in reliance on Section 5(d) of the Securities Act and further advises the Staff that such potential investors were not permitted to retain copies of any such materials.

If you should have any questions concerning the enclosed matters, please contact the undersigned at (617) 570-1926.

Sincerely,

/s/ Marishka DeToy
Marishka DeToy, Esq.

Enclosures

cc:	Keith Gottesdiener, M.D, Prime Medicine, Inc.
Kingsley L. Taft, Esq, Goodwin Procter LLP